Exhibit 99.1

Medigus: Eventer Signs Agreements with Two Teams from the Israeli
Basketball Premier League and the Israeli National Basketball League

Eventer will leverage its capabilities in the sport sector and intends to expand its outreach to leagues in the US and Europe

Tel Aviv, Israel — July 1, 2022 — Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Eventer Technologies Ltd. (“Eventer”), a software company operating events and virtual events sector, 47.69% owned by Medigus, signed agreements with two basketball teams from the Israeli Basketball Premier League and the Israeli National Basketball League. As part of the agreements, Eventer will sell tickets for the teams’ games.

Eventer has recently expanded its presence in the entertainment field by offering its services to teams and associations from the sport sector, in addition to its operations in the music, broadcast and art industries. Eventer will leverage its capabilities in the sports sector and intends to expand its outreach to leagues in the US and Europe, as well as large sporting events.

“We are excited to sign agreements with leading teams from the Israeli Basketball Premier League and the Israeli National Basketball League. The sports sector is an extremely attractive field for Eventer, from ticket selling to productions and more,” said Liron Carmel, Chief Executive Officer of Medigus and Chairman of the Board of Eventer.

Eventer is a software company engaged in the development and operation of a cloud-based technology platform for the management of ticketing sales for in-person, virtual, and hybrid events of various types, including performances, festivals, courses, lectures, conferences and other activities.

In addition to its proprietary technology platform, Eventer provides ancillary services to event organizers, such as customer service solutions, assistance in sales and marketing of events, as well as providing secure payment clearing services through third-party providers.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com